September 16,
2019

Thomas Reeg
Chief Executive Officer
Eldorado Resorts, Inc.
100 West Liberty Street, Suite 1150
Reno, Nevada 89501

       Re: Eldorado Resorts, Inc.
           Registration Statement on Form S-4
           Filed September 3, 2019
           File No. 333-233591

Dear Mr. Reeg :

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed September 3, 2019

General

1. If the Delaware Conversion is approved, your forum selection provision identifies the
       Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would
 Thomas Reeg
Eldorado Resorts, Inc.
September 16, 2019
Page 2
      enforce such provision and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
      Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. Please provide similar disclosure and analysis regarding the
      ERI A&R Nevada Charter forum selection in the event the Charter Amendment Proposal is approved and the Delaware Conversion is not approved.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or Sonia Barros,
Assistant Director, at (202) 551-3655 with any other questions.



                                                           Sincerely,

FirstName LastNameThomas Reeg                              Division of
Corporation Finance
                                                           Office of Real
Estate and
Comapany NameEldorado Resorts, Inc.
                                                           Commodities
September 16, 2019 Page 2
cc:       Deborah Conrad
FirstName LastName